Exhibit 1


[Desc Logo]                                FOR IMMEDIATE RELEASE

                                           Contact: DESC
                                                    Arturo D'Acosta Ruiz
                                                    Mariana Alvarez  Neder
                                                    011 525 261 8000
                                                    desc@mail.desc.com.mx
                                                            - or -
                                                    CITIGATE DEWE ROGERSON
                                                    Mikhal Stein
                                                    305 381 6500
                                                    mstein@cg-mi.com


               DESC S.A DE C.V. ANNOUNCES NEGOTIATIONS TO SELL ITS
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                        POULTRY AND ANIMAL FEED BUSINESS
                        --------------------------------



         MEXICO CITY, Mexico, November 3, 1999 -- DESC, S.A. de C.V. (NYSE: DES;
BMV: DESC) today announced that pursuant to its strategy in the food sector to focus on branded products, Desc is conducting a private auction process to sell its poultry and animal feed business, Grupo Campi S.A. de C.V.

         JP Morgan is acting as agent in this transaction and has received several bids. Among them, is one from Industrias Bachoco S.A. de C.V. (NYSE:IBA; BMV:BACHOCO). Terms and conditions are currently being negotiated with this Company. More information on the transaction will be made public once the final agreements have been signed.

         This transaction will be subject to approvals by the corresponding Government authorities as required by law.







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